UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of March 2025

Commission File Number: 001-41402

BRENMILLER ENERGY LTD.

(Translation of registrant’s name into English)

13 Amal St. 4th Floor, Park Afek

Rosh Haayin, 4809249 Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒            Form 40-F ☐

CONTENTS

On March 4, 2025, Brenmiller Energy Ltd. (the “Company”) issued a press release titled “Brenmiller Reports 2024 Financial Results and Pipeline of Commercial Opportunities Reaches Over Half-Billion Dollars”, a copy of which is included as Exhibit 99.1 to this Report of Foreign Private Issuer on Form 6-K (the “Report”).

The press release included as Exhibit 99.1 to this Report, excluding the section titled “Management Commentary”, is incorporated by reference into the Company’s Registration Statements on Form F-3 (File Nos. 333-283874, 333-272377 and 333-273028) and Form S-8 (File Nos. 333-272266, 333-278602 and 333-284377), filed with the Securities and Exchange Commission, to be a part thereof from the date on which this Report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.
99.1	Press release issued by Brenmiller Energy Ltd. dated March 4, 2025, titled “Brenmiller Reports 2024 Financial Results and Pipeline of Commercial Opportunities Reaches Over Half-Billion Dollars”.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Brenmiller Energy Ltd.

Date: March 4, 2025	By:	/s/ Avraham Brenmiller
		Name:	Avraham Brenmiller
		Title:	Chairman and Chief Executive Officer

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